FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, October 10, 2012

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

FAIRFAX LAUNCHES $200 MILLION SENIOR NOTES OFFERING
(Note: All dollar amounts in this press release are expressed in Canadian dollars.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces that it intends to offer $200 million in aggregate principal amount of 5.84% Senior Notes due 2022.

The Senior Notes will be offered through a syndicate of dealers to be led by BMO Capital Markets, CIBC World Markets, RBC Capital Markets, Scotiabank Global Banking and Markets and Bank of America Merrill Lynch, that includes TD Securities, Cormark Securities, Citi Global Markets Canada, GMP Securities, HSBC Securities, Canaccord Genuity and National Bank Financial. The Senior Notes will be unsecured obligations of Fairfax and will pay a fixed rate of interest of 5.84% per annum. Fairfax intends to use the net proceeds of the offering to augment its cash position, to increase short term investments and marketable securities held at the holding company level, to retire outstanding debt and other corporate obligations from time to time and for general corporate purposes.

Fairfax intends to file a prospectus supplement to its short form base shelf prospectus dated December 10, 2010 in respect of this offering with the applicable Canadian securities regulatory authorities. Details of this offering will be set out in the prospectus supplement which will be available on the SEDAR website for Fairfax at www.sedar.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale in the United States, and the securities may not be offered or sold in the United States absent registration or an exemption from registration. The securities have not been and will not be registered under the United States Securities Act of 1933.

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:                         John Varnell, Vice President, Corporate Development at(416) 367-4941

Media Contact
Paul Rivett, Vice President, Operations at (416) 367-4941

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946